

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 8, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei,
Taiwan, Republic of China

      Re: **Kid Castle Educational Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 31, 2008
                File No. 333-39629

Dear Mr. Yang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Andrew Mew
                    Accounting Branch Chief